Exhibit 99.5

858 Beatty Street Suite 501 Vancouver, B.C. Canada V6B 1C1 Phone: (604) 895-2700 www.westfraser.com

NEWS RELEASE

WEST FRASER TIMBER CO. LTD.

Wednesday, July 28, 2021

West Fraser Announces 2021 Second Quarter Results and 2021 Virtual Investor Event

Vancouver, B.C. - West Fraser Timber Co. Ltd. (“West Fraser” or the “Company”) (TSX and NYSE: WFG) reported today the second quarter results of 2021. The Company also announced that it will hold a virtual Investor Event in which members of the Company’s senior management team will provide a corporate update to investors and analysts. The event will be webcast on September 16, 2021 at 11:00 a.m. Pacific Time/2:00 p.m. Eastern Time with further details to follow.

The results of operations presented and discussed below include those of Norbord from February 1, 2021, the date of the completion of the acquisition of Norbord. All dollar amounts in this news release are expressed in U.S. dollars unless noted otherwise.

Second Quarter Highlights

•	Sales increased 61% from the prior quarter to $3.779 billion

•	Earnings increased to $1,488 million, or 39% of sales, from $665 million in the prior quarter

•	Adjusted EBITDA increased to $2.160 billion from $1.008 billion in the prior quarter

•	Repurchased $233 million of WFG shares for cancellation under normal course issuer bid (“NCIB”)

•	Increased authorization of the NCIB to 9.58 million shares of WFG

•	Redeemed Norbord Notes and retired $665 million of debt

•	Finished the quarter with liquidity at $3.392 billion and net debt to total capital ratio of (28)%

•	Initiated a CAD$1.0 billion substantial issuer bid (“SIB”) subsequent to quarter-end

Results Compared to Previous Periods

($ millions except earnings per share (“EPS”))

	Q2-21[1]	Q1-21[1]		YTD-21[1]		Q2-20	YTD-20
Sales	3,779	2,343		6,122		921	1,811
Adjusted EBITDA[3,4]	2,160	1,008	[2]	3,168	[2]	104	172
Operating earnings	1,986	879		2,865		61	70
Earnings	1,488	665		2,153		35	44
Basic EPS ($)	12.32	6.96		19.90		0.51	0.64
Diluted EPS ($)	12.32	6.96		19.90		0.51	0.55

1.	The results of the operations of Norbord from the date of the acquisition of February 1, 2021, are included in West Fraser’s financial results.
2.	Cost of products sold was increased and Adjusted EBITDA decreased by a one-time charge of $93 million related to inventory purchase price accounting.
3.	See section “Non-IFRS Measures” in the Q2 2021 MD&A.
4.	Effective January 1, 2021, and for all comparative periods, export duties are no longer excluded from the definition of Adjusted EBITDA.

Operational Results Summary

Our Lumber segment generated operating earnings in the quarter of $955 million (Q1-21 - $607 million) and Adjusted EBITDA of $994 million (Q1-21 - $646 million). Adjusted EBITDA increased due to higher lumber prices and higher shipment volumes that recovered from the seasonal railcar shortages in Canada and a period of extreme winter conditions in the U.S. South in the previous quarter. Adjusted EBITDA was negatively affected by higher manufacturing costs due in part to increased SPF log costs, and to a lesser degree, increased SYP log costs, higher expenditures related to increased employee costs in the U.S. South associated with managing through COVID-19 impacts and other input cost inflation.

Our NA EWP segment generated operating earnings in the quarter of $1,017 million (Q1-21 - $299 million) and Adjusted EBITDA of $1,106 million (Q1-21 - $353 million). Segment operating earnings and Adjusted EBITDA in the prior quarter were decreased by a one-time charge of $86 million related to inventory fair value adjustments from purchase price accounting. The contribution of a full three months from our OSB operations from the Norbord acquisition, higher plywood pricing and recovery of plywood shipment volumes from the weather-related railcar shortages experienced in the previous quarter positively impacted Adjusted EBITDA for the quarter. Higher log costs from increased B.C., Alberta and Ontario stumpage rates and higher resin costs negatively impacted Adjusted EBITDA.

Our Pulp & Paper segment generated operating earnings in the quarter of $17 million (Q1-21 - $2 million) and Adjusted EBITDA of $25 million (Q1-21 - $11 million) while the Europe EWP segment generated operating earnings in the quarter of $15 million (Q1-21 - negative $6 million) and Adjusted EBITDA of $39 million (Q1-21 - $11 million). Our Europe EWP segment operating earnings and Adjusted EBITDA were decreased by a one-time charge of $7 million in the prior quarter related to inventory fair value adjustments from purchase price accounting.

Capital Allocation

Strong second quarter results increased quarter-end available liquidity to $3,392 million from $2,551 million at the end of the prior quarter. This balance sheet improvement has afforded us greater flexibility to undertake strategic capital investments, repay debt and repurchase shares.

Debt Repayment

Concurrent with the closing of the Norbord acquisition, we assumed Norbord’s $315 million senior notes due April 2023 (the “2023 Notes”), bearing interest at 6.25%, and $350 million senior notes due July 2027 (the “2027 Notes”), bearing interest at 5.75%.

During the second quarter, we elected to redeem the remaining 2027 Notes. We also gave notice to redeem the 2023 Notes. Both Notes were redeemed with cash on hand and are no longer outstanding. With the redemptions of the 2023 Notes and the 2027 Notes we have now retired $665 million of the principal value of long-term debt and reduced annual interest expense by approximately $40 million.

Normal Course Issuer Bid

On February 17, 2021, we renewed our normal course issuer bid (“NCIB”), allowing us to acquire an additional 6,044,000 Common shares until the expiry of the bid on February 16, 2022. On June 11, 2021, we amended our NCIB, allowing us to acquire an additional 3,538,470 Common shares for an aggregate of 9,582,470 Common shares. In the second quarter of 2021, we repurchased approximately 3.01 million shares under the NCIB at an average share price of CAD$90.85 ($74.53) for aggregate consideration of $233 million. All shares purchased by the Company under the NCIB will be cancelled.

Outlook

Western Canadian Wildfires

Western Canada is presently facing extreme heat and dry ground conditions, resulting in a significant number of wildfires. As a result, the province of British Columbia declared a provincial state of emergency on July 20, 2021. The wildfires are affecting access to logging areas in some of our operating areas and impacting transportation networks we rely on to move our products. This has resulted in temporary suspensions of production due to raw material shortages, evacuation orders and difficulties in moving our finished product by truck and rail. At this time, we cannot estimate when the situation will be alleviated or estimate the impact on our production and shipments.

Markets

The most significant uses for our lumber and OSB products are residential construction, repair and remodelling, and industrial applications. Low mortgage rates, low volumes of homes available for resale, favourable demographics, increasing acceptance of remote working and the underlying housing construction deficit due to several years of underbuilding appear to be positively influencing the demand for new housing in North America. An aging housing stock and repair and renovation spending should also continue to drive lumber, plywood and OSB demand.

Canadian lumber exports to Asia may be impacted by competition from suppliers in other countries and current North American pricing will continue to impact export markets. Lumber exports are also expected to be negatively impacted in the near-term by wildfires that in some cases are impeding rail access to shipping ports.

Our balance sheet remains strong and well equipped to face potential volatility that may exist in our markets over the coming quarters and to support capital expenditure plans and returning capital to shareholders.

Operations

In order to address the wildfire situation in Western Canada (including evacuation alerts and orders, and a provincial state of emergency declaration), transportation challenges, log cost and availability, variability in short-term demand and overall inventory levels, we may from time to time adjust activity levels at our operations. Starting in the second half of June, we have been making such adjustments to activity levels at our operations to address the current situation and will continue to do so as required. As a result, we expect that our production and shipments in the second half of 2021 will be impacted. The extent of this impact will be dependent on the severity of the wildfire situation, any state of emergency or evacuation orders issued by governments and resulting impacts to operations, log cost and availability, fluidity of transportation and overall demand for our products.

In addition, our operations and results could be negatively affected by the availability of labour due to the continuing impacts of COVID-19, adverse weather conditions in our operating areas, intense competition for logs in the B.C. Interior, and elevated stumpage fees. On January 1, 2021, stumpage rates increased in B.C. due to the market-based adjustments related to lumber prices and purchase log costs. A further increase in B.C. stumpage rates occurred on July 1, 2021 and we expect a further increase in B.C. stumpage on October 1, 2021. In Alberta, stumpage rates have started to decline from levels earlier in the year, as they are closely linked to the price of lumber and OSB and respond rapidly to changes in lumber and OSB prices. We expect the SYP log cost to remain relatively steady in the third quarter after moderating in the second quarter of 2021. We also have periodic planned maintenance outages at our EWP and pulp facilities.

Strategic Capital Program

We continue to expect to move forward with approximately $180 million of additional capital projects identified under West Fraser’s strategic capital program. As previously indicated, work on these projects will begin the second half of 2021 and continue through 2023. This investment program will support safety, cost improvements and strategic growth initiatives as we continue our focus on capital execution and operational excellence. The average project payback period for this strategic capital program is expected to be three to four years. Notwithstanding the addition of these capital projects, as a result of lengthening lead times on projects currently underway, we are reducing our 2021 capital expenditure target to a range of approximately $400 million to $450 million from our prior guidance of approximately $450 million.

Norbord Integration Update

The integration of the Norbord business is still in the early stages and remains a Company focus. We remain on track to achieve targeted annual synergies of $61 million over the next 12-18 months.

Substantial Issuer Bid

On July 12, 2021, we commenced a substantial issuer bid (“SIB”) pursuant to which the Company has offered to purchase from shareholders for cancellation up to CAD$1.0 billion of Common shares. The SIB is by way of a “modified Dutch auction” procedure with a tender price range from CAD$85.00 to CAD$98.00 per share. The SIB will expire on August 17, 2021, unless extended or withdrawn. Upon expiry of the SIB, the Company will determine the lowest purchase price (which will be not less than CAD$85.00 per share and not more than CAD$98.00 per share) that will allow it to purchase the maximum number of shares properly tendered to the SIB, and not properly withdrawn, having an aggregate purchase price not exceeding CAD$1.0 billion. In addition, our completion of the SIB is subject to the conditions to the closing of the SIB, as set out in the SIB, being satisfied. We have suspended share repurchases under our current NCIB, and no NCIB purchases will be made until after the expiration of the SIB, if and when we determine to recommence repurchases under the NCIB.

Risks and Uncertainties

Risk and uncertainty disclosures are included in our 2020 annual MD&A, in our 2020 Annual Report, as well as in our public filings with securities regulatory authorities, including those set out in our Base Shelf Prospectus under the heading “Risk Factors”. These risks and uncertainties include risks and uncertainties related to the business of Norbord, and the integration of the business of Norbord into our business.

MD&A

Our second quarter 2021 MD&A is available on our website at www.westfraser.com and the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) website at www.sec.gov/edgar.shtml under the Company’s profile.

Financial Information Related to the Norbord Acquisition

We have applied purchase price accounting to the Norbord acquisition, resulting in a significant increase from the historical cost base of Norbord and $1,374 million of goodwill. Note 3 to our Financial Statements provides details on the purchase price allocation. For additional information, refer to the section titled “Norbord Acquisition” in our second quarter 2021 MD&A.

Responsibility Report

West Fraser’s full Environmental, Social, and Governance (ESG) Responsibility Report is available on the Company’s website at www.westfraser.com. This report reviews the Company’s key ESG topics, opportunities and performance and includes information aligned with the Sustainable Accounting Standards Board (SASB), Global Reporting Initiative (GRI), and the recommendations of the Task Force on Climate-Related Disclosures (TFCD).

The Company

West Fraser is a diversified wood products company with more than 60 facilities in Canada, the United States, the United Kingdom, and Europe. From responsibly sourced and sustainably managed forest resources, the Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, other residuals and renewable energy. West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers, tissue, and box materials.

Conference Call

West Fraser will hold an analysts’ conference call to discuss the Company’s second quarter 2021 financial and operating results on Thursday, July 29, 2021 at 8:30 a.m. Pacific Time (11:30 a.m. Eastern Time). To participate in the call, please dial: 1-888-390-0605 (toll-free North America) or 416-764-8609 (toll) or connect on the webcast. The call and an earnings presentation may also be accessed through West Fraser’s website at www.westfraser.com. Please let the operator know you wish to participate in the West Fraser conference call chaired by Mr. Ray Ferris, President and Chief Executive Officer of the Company.

Following management’s discussion of the quarterly results, investors and the analyst community will be invited to ask questions. The call will be recorded for webcasting purposes and will be available on the West Fraser website at www.westfraser.com.

Forward-Looking Statements

This news release contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, and the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements which reflect management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of West Fraser and its subsidiaries, including Norbord, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.” In particular, this news release contains forward-looking statements under the headings “Capital Allocation” (regarding flexibility to undertake strategic capital investments, repay debt and repurchase shares),“Outlook - Western Canadian Wildfires” (regarding the estimated impact on production and shipments), “Outlook - Markets” (regarding lumber, OSB and plywood demand, lumber exports and the strength and ability of our balance sheet to weather potential market volatility), “Outlook - Operations” (regarding activity levels at our operations, the impact on production and shipments and negative impacts on operations and results, including COVID-19, fibre costs and other factors), “Outlook - Strategic Capital Program” (regarding the amount and timing of planned capital expenditures and payback period), “Outlook - Norbord Integration Update” (regarding achievement of synergies and integration of Norbord), and “Outlook - Substantial Issuer Bid” (regarding terms of the substantial issuer bid and purchases under the NCIB).

By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts, and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (1) assumptions in connection with the economic and financial conditions in the U.S., Canada, Europe and globally and consequential demand for our products; (2) risks inherent to product concentration and cyclicality; (3) effects of competition and product pricing pressures, including reductions or deferral of demand in response to lumber and/or OSB price increases; (4) effects of variations in the price and availability of manufacturing inputs, including continued access to log supply and fibre resources at competitive prices and the impact of third-party certification standards; (5) availability of transportation services, including truck and rail services, and port facilities, and impacts on transportation services from wildfires; (6) various events that could disrupt operations, including natural, man-made or catastrophic events including wildfires and any state of emergency and/or evacuation orders issued by governments, and ongoing relations with employees; (7) risks inherent to customer dependence; (8) impact of future cross border trade rulings or agreements; (9) implementation of important strategic initiatives and identification, completion and integration of acquisitions; (10) impact of changes to, or non-compliance with, environmental or other regulations; (11) the impact of the COVID-19 pandemic on our operations and on customer demand, supply and distribution and other factors; (12) government restrictions, standards or regulations intended to reduce greenhouse gas emissions; (13) changes in government policy and regulation; (14) impact of weather and climate change on our operations or the operations or demand of its suppliers and customers; (15) ability to implement new or upgraded information technology infrastructure; (16) impact of information technology service disruptions or failures; (17) impact of any product liability claims in excess of insurance coverage; (18) risks inherent to a capital intensive industry; (19) impact of future outcomes of tax exposures; (20) potential future changes in tax laws, including tax rates; (21) effects of currency exposures and exchange rate fluctuations; (22) future operating costs; (23) availability of financing, bank lines, securitization programs and/or other means of liquidity; (24) integration of the Norbord business; (25) the extent to which shareholders tender under our substantial issuer bid, and the prices at which shares are tendered; (26) a determination by us that the conditions for completion of the substantial issuer bid have not been satisfied; and (27) other risks detailed from time-to-time in our annual information forms, annual reports, MD&A, quarterly reports and material change reports filed with and furnished to securities regulators.

In addition, actual outcomes and results of these statements will depend on a number of factors, including those matters described under “Risks and Uncertainties” in our 2020 MD&A, and may differ materially from those anticipated or projected. This list of important factors affecting forward-looking statements is not exhaustive, and reference should be made to the other factors discussed in public filings with securities regulatory authorities. Accordingly, readers should exercise caution in relying upon forward-looking statements, and we undertake no obligation to update or revise any forward-looking statements publicly, whether written or oral, to reflect subsequent events or circumstances except as required by applicable securities laws.

Non-IFRS Measures

Throughout this news release, reference is made to Adjusted EBITDA, available liquidity, and total and net debt to total capital ratio (collectively “these Non-IFRS measures”). We believe that, in addition to earnings, these Non-IFRS measures are useful performance indicators for investors with regard to operating and financial performance. Adjusted EBITDA is also used to evaluate the operating and financial performance of our operating segments, generate future operating plans, and make strategic decisions. These Non-IFRS measures are not generally accepted financial measures under IFRS and do not have standardized meanings prescribed by IFRS. Investors are cautioned that none of these Non-IFRS measures should be considered as an alternative to earnings, EPS, or cash flow, as determined in accordance with IFRS. As there is no standardized method of calculating any of these Non-IFRS measures, our method of calculating each of them may differ from the methods used by other entities and, accordingly, our use of any of these Non-IFRS measures may not be directly comparable to similarly titled measures used by other entities. Accordingly, these Non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The reconciliation of the Non-IFRS measures used and presented by the Company to the most directly comparable IFRS measures is set out in our Q2 2021 MD&A.